EXHIBIT (a)(12)


FOR IMMEDIATE RELEASE

BENESSE EXTENDS EXPIRATION DATE OF TENDER OFFER FOR BERLITZ INTERNATIONAL, INC.

         New York, New York (May 2, 2001) - Benesse Corporation and Benesse Holdings International, Inc. announced today that they had extended the expiration date of their tender offer to purchase all shares of common stock of Berlitz International, Inc. (NYSE: BTZ) for $14.50 cash per share until 12:00 midnight, New York City time, on Tuesday, May 8, 2001. The tender offer was commenced on April 6, 2001 and was originally scheduled to expire at midnight, New York City time on Thursday, May 3, 2001.

         Benesse reported that as of 3:00 p.m., New York City time, on May 2, 2001, approximately 63,259 shares of Berlitz had been validly tendered and not withdrawn. The shares tendered, together with shares already owned by Benesse and its affiliates, represent approximately 76.2% of Berlitz's outstanding shares.

         Benesse stated that it had extended the tender offer in order to allow for the dissemination of certain information, filed today with the Securities and Exchange Commission, concerning Berlitz and its executive officers and directors.

         Benesse is a public company in Japan and its shares are traded on the Tokyo Stock Exchange and the Osaka Securities Exchange. Benesse is the largest educational services company in Japan. Benesse holds the leading position in the Japanese market for correspondence courses, simulated examinations and study aids, with products and services designed for pre-school children and students from elementary school to senior high school. Benesse also publishes Japanese magazines targeted at expectant mothers, young mothers and homemakers and has a growing presence in the field of for-profit social welfare services, principally elder-care facilities and child day-care centers. Benesse Holdings International is a wholly owned subsidiary of Benesse incorporated in Delaware in 1991 to act as a holding company for the stock of Berlitz and to make other strategic investments.

         Berlitz and its franchisees have more than 400 locations in over 50 countries worldwide offering language instruction, cross-cultural training, document translation, software localization and interpretation services. In addition, Berlitz offers a wide range of publishing products such as dictionaries, phrase books, travel guides and self-study language instruction materials including CDs and audiocassettes.